UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.3)*

China Housing & Land Development, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V202

(CUSIP Number)

Pingji Lu

1008 LIUXUE ROAD, BAQIAO DISTRICT

XI’AN, SHAANXI PROVINCE 710038 P.R. CHINA

86-29-83328813

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A	Page 2 of 5

This Amendment No. 3 (this “Amendment”) supplements and amends the Schedule 13D (the “Original Filing”) filed on November 28, 2014 by Mr. Pingji Lu (“Mr. Lu” or the “Reporting Person”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of China Housing & Land Development, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing. Except as specifically amended and supplemented by this Amendment or Amendment Numbers 1 and 2, all other provisions of the Original Filing shall remain in full force and effect.

CUSIP No. 16939V202

1	NAMES OF REPORTING PERSONS Pingji Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,034,501*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,034,501*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,501*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.86%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects change in number of shares held post execution of a one-for-five reverse stock split which became effective on April 24, 2015 (such reverse stock split, the “Reverse Split”).

** Based on 6,960,369 shares of Common Stock of the Issuer outstanding as of May 13, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 14, 2015.

Schedule 13D/A	Page 3 of 5

Item 4. Purpose of Transaction.

Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

Mr. Lu has served as Chairman of the Board of Directors of the Issuer (the “Board”) since joining the Issuer in September 1999. Before January 12, 2009, Mr. Lu also served as Chief Executive Officer of the Issuer. He resigned as Chief Executive Officer of the Issuer on January 12, 2009 but has remained as Chairman of the Board. Mr. Lu was reappointed as Chief Executive Officer of the Issuer on January 1, 2015. Mr. Lu acquired the shares of Common Stock beneficially owned by him through a combination of (i) a cashless share exchange on December 8, 2006, (ii) compensation packages for his services to the Issuer, and (iii) open market purchases using personal funds.

As previously disclosed by the Issuer in its quarterly report on Form 10-Q filed on May 14, 2015, the Issuer implemented the Reverse Split in order to successfully regain compliance with the $1.00 minimum bid price requirement set forth in NASDAQ Listing Rule 5550(a)(2). For additional information on the Reverse Split see the Issuer’s Form 8-K filed on April 24, 2015 and the Issuer’s Form 10-Q filed on May 14, 2015.

On July 22, 2015 the Board met for a regularly scheduled board meeting (the “Meeting”) at which Mr. Lu was present and participated as Chairman. The Board discussed the Issuer’s current financial condition, anticipated future financial performance and condition, the costs associated with remaining a public company, the notice recently received from the Xi’an Baqiao New Development Zone Management Council on May 18, 2015, informing the Issuer that certain land located in Textile City had been rezoned from residential and commercial purposes to cultural, entertainment and commercial purposes (the “Rezoning”) and the Board resolution directing the Company to terminate the development of the Textile City land and to seek to mitigate its damages by pursuing a return of the deposits that were previously paid in connection with securing the Textile City land use right. During the Meeting, the Board also discussed the Issuer’s ability to maintain its compliance with the NASDAQ continued listing rules and requirements on a longer-term basis going forward. For additional information on the Rezoning see the Issuer’s Form 8-K reports filed on May 22, 2015 and July 6, 2015.

In light of the Issuer’s current circumstances and financial condition, the Board engaged in a general discussion of the various strategic alternatives currently available to the Issuer and any actions that may be appropriate going forward based upon a further, more detailed review and assessment of the Issuer’s future financial condition, financial performance and scope of business operations in light of the Rezoning.

Schedule 13D/A	Page 4 of 5

The strategic actions considered by the Board at the Meeting could eventually entail some involvement by the Reporting Person, the Issuer and/or its affiliates. Such actions and activities may include, but are not limited to implementing another reverse stock split similar in nature to the reverse stock split that was considered by the Issuer in late 2014.

The foregoing discussion of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Person will support or otherwise become involved in or with others in connection with any of the actions described above.

Schedule 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2015

PINGJI LU

By: /s/ Pingji Lu
Pingji Lu, Individually